Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

Tredegar Corporation, a Virginia corporation (the “Company”), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: common stock, without par value (the “common stock”), which is listed on the New York Stock Exchange under the symbol “TG.”

The following summary of the common stock is not complete and is subject to, and qualified in its entirety by reference to, the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), and the Company’s Amended and Restated Bylaws (the “Bylaws”) and applicable provisions of Virginia law. Copies of the Articles of Incorporation and the Bylaws are incorporated by reference as exhibits to the Company’s Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

General

Authorized Capital Stock

The Company’s authorized capital stock consists of 150,000,000 shares of common stock and 10,000,000 shares of preferred stock. The Company’s Board of Directors (the “Board”) has designated one series of preferred stock (Participating Cumulative Preferred Stock, Series A) of which 500,000 shares are authorized, but none are outstanding.

Fully Paid and Non-assessable

All outstanding shares of common stock are fully paid and non-assessable.

Voting Rights

Holders of common stock are entitled to cast one vote for each share of common stock held of record on all matters submitted to a vote of the shareholders. There is no provision for cumulative voting with respect to the election of directors.

Dividends

Holders of common stock are entitled to receive, on a pro rata basis, dividends and distributions, if any, that the Board may declare out of legally available funds. The covenants in the Company’s existing indebtedness, including its credit facilities, impose certain restrictions on the Company’s ability to declare dividends with respect to the common stock.

Right to Receive Liquidation Distributions

Upon the Company’s liquidation, dissolution or winding up, holders of common stock are entitled to share equally and ratably in any assets remaining after the payment of all debt and other liabilities.

No Preemptive or Similar Rights

Holders of common stock have no preemptive or other subscription rights or rights to convert their common stock into any other securities, and the common stock is not subject to any redemption or sinking fund provisions.

Anti-Takeover Provisions of Virginia law, the Articles of Incorporation and the Bylaws

Various provisions contained in Virginia law, the Articles of Incorporation and the Bylaws could delay, discourage or impede the acquisition of control of the Company by means of a tender offer, a proxy contest, open market purchases or otherwise in a transaction not approved by the Board.

Virginia Law

Affiliated Transactions. Virginia law contains provisions governing “affiliated transactions.” In general, these provisions prohibit a Virginia corporation from engaging in material acquisition transactions with any holder of more than 10% of any class of its outstanding voting shares (an “interested shareholder”) for a period of three years following the date that such person became an interested shareholder unless:

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a majority (but not less than two) of the disinterested directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

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before the date the person became an interested shareholder, a majority of the disinterested directors of the corporation approved the transaction that resulted in the shareholder becoming an interested shareholder.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.

A Virginia corporation may include in its articles of incorporation initially filed with the State Corporation Commission of the Commonwealth of Virginia a provision opting out of the affiliated transactions statute. The shareholders of a Virginia corporation may also adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the affiliated transactions statute.

As described below, the Articles of Incorporation initially filed with the State Corporation Commission of the Commonwealth of Virginia included a provision permitted by Virginia law amending the restrictions set forth in the affiliated transactions statute so that approval of an affiliated transaction requires the approval of 75% of the votes entitled to be cast on such transaction. Additionally, it explicitly excludes specified transactions from the definition of “affiliated transaction.”

Control Share Acquisitions. Virginia law also contains provisions relating to “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

As permitted by Virginia law, the Company has opted out of the Virginia anti-takeover law regulating “control share acquisitions.”

Articles of Incorporation and Bylaw Provisions

Vacancies. Vacancies on the Board, including any vacancy created by an increase in the number of directors, may be filled by the affirmative vote of the majority of the remaining directors though less than a quorum of the Board.

Removal of Directors. Directors may be removed only with cause.

Shareholder Meetings. Only the Chairman of the Board or the President and Chief Executive Officer of the Company or a majority of the Board may call a special meeting of shareholders.

Advance Notice of Nominations and Shareholder Business. The Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board.

Supermajority Voting Provisions. The Articles of Incorporation require that a merger, statutory share exchange, sale or other disposition of all or substantially all of the Company’s assets otherwise than in the usual and regular course of business, other than an “affiliated transaction” under Virginia law, must be approved by two-thirds of the votes entitled to be cast on such transaction. An “affiliated transaction” under Virginia law must be approved by 75% of the votes entitled to be cast on such transaction; however, a transaction will not constitute an “affiliated transaction” if it is with an “interested shareholder,” as defined under Virginia law, (1) who has been an interested shareholder continuously since the later of (a) the date on which the Company first had 300 shareholders of record or (b) the date such person became an interested shareholder with the prior or contemporaneous approval of a majority of the disinterested directors, (2) who became an interest shareholder as a result of acquiring shares form a person specified in subdivision (1) above by gift, testamentary bequest or the laws of descent and distribution (3) who became an interested shareholder inadvertently or as a result of the unilateral action of the Company and who divested beneficial ownership of sufficient shares so that such person ceased to be an interested shareholder or (4) whose acquisition of shares making such person an interested shareholder was approved by a majority of the disinterested directors. An amendment to the provision of the Articles of Incorporation concerning “affiliated transactions” requires the approval of 75% of the votes entitled to be cast on the matter.

Preferred Stock. The Board has the authority, without any further vote or action by the Company’s shareholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any series of preferred stock upon the rights of holders of common stock until the Board determines the specific rights of the holders of that series. However, the effects might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock;

•	delaying or preventing a change in control without further action by shareholders; or

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impeding or discouraging an acquisition attempt or other transaction that some, or a majority, of the holders of common stock might believe to be in their best interests or in which the holders of common stock might receive a premium for their common stock over the market price of the common stock.

Transfer Agent and Registrar

Computershare Trust Company, N.A. is the transfer agent and registrar for the common stock.